Exhibit 99.1

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
INDEX TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

	Note No.	As of September 30, 2023 (unaudited)	As of March 31, 2023
		(US$)	(US$)
ASSETS
Current assets
Cash and cash equivalents	8	$85,108	$311,810
Other financial assets	7	3,050,030	2,529,576
Trade receivables	6	3,344,995	1,831,724
Other current assets	9	2,341,220	1,652,936
Total current assets		8,821,353	6,326,046
Non-current assets
Property and equipment, net	10	10,720,637	9,600,526
Capital work-in-process		521,739	794,271
Intangible assets and goodwill, net	11	1,043,406	1,060,228
Intangible assets under development		-	11,051
Other non-current financial assets		285,509	275,049
Other non-current assets		9,346,297	8,714,907
Deferred tax assets	5	-	103,746
Total non-current assets		21,917,588	20,559,778
Total assets		$30,738,941	$26,885,824
LIABILITIES AND EQUITY
Current Liabilities
Borrowings	12	$4,759,545	$3,889,131
Trade payables	13	8,651,307	6,802,780
Other financial liabilities	14	2,084,687	1,715,060
Employee benefits obligation		209	212
Other current liabilities	15	3,190,041	2,452,190
Current tax liability	5	328,246	399,174
Total current liabilities		19,014,035	15,258,547
Non-current liabilities
Financial Liabilities
Borrowings		-	10,185
Other financial liabilities		291,862	321,749
Employee benefits obligations		87,048	72,456
Deferred tax liability		373,406	478,359
Total non-current liabilities		752,316	882,749
Total liabilities		19,766,351	16,141,296
Commitments and contingencies		8,894,024	8,911,022
EQUITY
Equity share capital	16	416,688	375,766
Other equity	16	7,803,687	7,830,284
Equity attributable to equity holders of the Company		8,220,375	8,206,050
Non-controlling interest		2,752,215	2,538,478
Total equity		10,972,590	10,744,528
Total liabilities and equity		$30,738,941	$26,885,824

The accompanying notes are an integral part of the financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV LTD.
CONSOLIDATED CONDENSED INTERIM statement of PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
(Unaudited)

	Note No.	For the 6 month ended September 30, 2023 (Unaudited)	For the 6 month ended September 30, 2022 (Unaudited)
		(US$)	(US$)
Revenues:
Revenue from contract with customers	3	9,660,331	9,771,496
Other income	3A	52,219	360,842
Total income		9,712,550	10,132,338
Expenses:
Cost of revenue	4	7,757,172	7,163,929
Amortization of intangible assets	11	7,944	8,299
Depreciation	10	445,847	293,077
Legal and professional expense	4	259,837	1,692,391
Staffing expense	4	471,181	314,721
Other operating expenses	4	1,464,296	1,075,542
Total expenses		10,406,277	10,547,959

Finance Income		—	—
Finance cost		619,593	233,435

(Loss)/Income before income tax		(1,313,320)	(649,056)
Income tax expense	5	(31,380)	256,950
Net loss after tax available to common shareholders		$(1,281,940)	$(906,006)

Attributable to:
Controlling interest		$(1,381,948)	$(1,206,879)
Non-controlling interest		100,008	300,873

Other comprehensive income/(loss)

Items that will not be reclassified to profit or loss
Defined benefit obligation		(481)	(361)

Items that may be reclassified subsequently to income
Foreign currency translation reserves of subsidiaries, net of tax		104,316	266,091
Total other comprehensive (loss)/income for the period		$103,835	$265,730

Total comprehensive income for the year		(1,178,105)	(640,276)

Attributable to:
Controlling interest		$(1,391,842)	$(931,509)
Non-controlling interest		$213,737	$291,233
Basic income per share of common share		$(1.98)	$(1.55)
Basic weighted average number of shares outstanding		646,012	585,037
Diluted income per share of common share		$(1.98)	$(1.55)
Diluted weighted average number of shares outstanding		646,012	585,037

The accompanying notes are an integral part of the financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV LTD.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(Unaudited)

	Shares (Nos.)	Share capital	Translation of foreign subsidiaries	Retained earnings	Securities Premium reserve	Employee benefits reclassification	Total	Non-controlling interest	Total equity
Balance at March 31, 2022	34,154,062	$341,541	$(283,077)	$12,148,402			$12,206,866	$1,908	$12,208,774
Adjustments for Modification of Reachnet Agreement (refer note 19)				(14,319,254)			(14,319,254)		(14,319,254)
Restated Balance	34,154,062	341,541	(283,077)	(2,170,851)			(2,112,387)	1,908	(2,110,480)
Issue of shares	3,000,895	30,010			14,224,240		14,254,250		14,254,250
Share warrants exercised	421,492	4,215			71,108		75,323		75,323
Cost of IPO					(1,820,404)		(1,820,404)		(1,820,404)
Profit/(Loss) for the period			—	(1,206,879)			-1,206,879)	300,873	(906,006)
Acquired in the business combination (refer to Note 20)			—	—			—	1,768,961	1,768,961
Other comprehensive income for the period			275,555	—		(185)	275,370)	(9640)	265,730
Closing balance as at September 30, 2022	37,576,449	375,766	(7,522)	(3,377,730)	12,474,944	(185)	9,465,273	2,062,101	11,527,374
Adjustments for Modification of Reachnet Agreement (refer to Note 19)				(14,319,254)			(14,319,254)		(14,319,254)
Restated Balance	34,154,062	341,541	(283,077)	(2,170,851)			(2,112,387)	1,908	(2,110,480)
Derecognition on disposal of a subsidiary–GHSI (refer to Note 19)			—	—			—	(1,908)	(1,908)
Issue of shares	3,000,895	30,010			14,224,240		14,254,250		14,254,250
Share warrants exercised	421,492	4,215			71,108		75,323		75,323
Cost of IPO					(1,820,404)		(1,820,404)		(1,820,404)
Profit/(Loss) for the year			—	(2,348,103)			(2,348,103)	712,266	(1,635,837)
Acquired in the business combination (refer to Note 20)			—	—			—	1,768,961	1,768,961
Other comprehensive income for the year			158,085	—		(714)	(157,371)	57,251	214,622
Closing balance as at 31 March, 2023	37,576,449	375,766	(124,992)	(4,518,954)	12,474,944	(714)	8,206,050	2,538,478	10,744,528
Issue of shares	4,092,105	40,922			1,365,245		1,406,167		1,406,167
Profit / (Loss) for the period				(1,381,948)			(1381,948)	100,008	(1,281,940)
Other comprehensive income for the period			(9,648)			(246)	(9,894)	113,729	103,835
Closing balance as at September 30, 2023	41,668,554	416,688	(134,639)	(5,900,902)	13,840,188	(960)	8,220,375	2,752,215	10,972,590

The accompanying notes are an integral part of the financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV LTD.
CONSOLIDATED CONDENSED INTERIM statement of CASH FLOWS
(Unaudited)

	For the 6 months period ended September 30, 2023	For the 6 months period ended September 30, 2022
	(US$)	(US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income after tax available to common shareholders	$(1,281,940)	$(906,006)
Adjustment to reconcile net income to net cash used in operating activities:
Deferred Tax expenses	(31,380)	78,663
Current Tax expenses	-	178,287
Depreciation and Amortization of intangible assets	453,791	301,375
Fair value gain on share warrant liability	(2,106)	-
Expected credit loss on trade receivables	16,177	51,242
Loss on deconsolidation of subsidiaries	1,000	-
Remeasurement of the net defined benefit plans	14,957	19,881
Write off	11,017	—
Write back	(50,113)	(360,842)
Finance costs	619,593	233,435
Change in operating assets and liabilities:
Trade receivable	(1,606,939)	(513,606)
Other financial assets	34,224	(45,192)
Other assets	(679,268)	(324,827)
Trade payable	2,843,513)	(234,498)
Other financial liabilities	(41,711)	(190,210)
Other current liabilities	164,204	-
Tax (paid)/refund(net)	(92,759)	(145,789)
Net cash used in operating activities	372,260	(1,858,087)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(1,975,419)	(4,304,457)
Investment in shares of subsidiary - Sri Sai - net	-	(633,679.00)
Goodwill purchased on business combination	-	(763,210)
Network acquisition advance	(502,504)	(380,207)
Net cash used in investing activities	(2,477,923)	(6,081,553)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short term borrowings -net	1,120,597	-
Proceeds from short term borrowings - Preferred Conertible Security - Net	854,000	-
Proceeds from short term borrowings- Related party	12,131	350,443
Repayment of short term borrowings - Promissory notes net	-	(1,000,000)
Proceeds from issue of equity shares - Referred note below	-	12,468,011
Proceeds/(Repayment) from financial institutions(net)	(6,410)
Interest, commission, and other charges paid	(100,259)	(210,096)
Net cash provided by (used in) financing activities	1,880,059	11,608,358
Net increase (decrease) in cash and cash equivalents	(225,604)	3,668,718)
CASH AND CASH EQUIVALENTS – beginning of period	311,810	8,758
Effects of exchange rate changes on cash and cash equivalents	(1,098)	(5,792)
Acquired in Business Combination (refer to Note 20)	-	432,138
CASH AND CASH EQUIVALENTS – end of period	$85,108	$4,103,822

Supplemental non-cash disclosures: During the six months period ended September 30, 2022, GPL Ventures LLC has exercised its cashless share warrants to the extent of 421,490 shares. During the six months period ended September 30, 2023, Walleye has exercised its share warrants to the extent of 3,650,000 shares (60,834 shares post reverse split) and shares issued to the services provider and the directors to the extent of 442,105 (7,369 shares post reverse split). (Refer to Note 22). Investments in Lytus Inc. by Lytus BVI and Lytus Inc. to Lytus India $65,000.

The accompanying notes are an integral part of the financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Corporate information

Lytus Technologies Holdings PTV. Ltd. (Reg. No. 2033207) (“Lytus Tech” or the “Company”) was incorporated on March 16, 2020 (date of inception) under the laws of the British Virgin Islands (BVI). On March 19, 2020, Lytus Tech acquired a wholly owned subsidiary in India, Lytus Technologies Private Limited (CIN U22100MH2008PTC182085) (“Lytus India”). On April 1, 2022, it acquired a majority shareholding (51%) in an Indian company, Sri Sai cable and Broadband Private Limited (CIN U74999TG2018PTC124509) (“Sri Sai” or “SSC”) and on January 1, 2023, it acquired a wholly owned subsidiary in United States, Lytus Technologies Inc. However, it has been deconsolidated effective April 1, 2023, and on October 30, 2020, it acquired 75% of voting equity interests of Global Health Sciences, Inc. (“GHSI”). However, it has been deconsolidated effective March 1, 2023.

The Company’s registered office is at Business Center 1, M Floor, The Meydan Hotel, Nad Al Sheba, Dubai, UAE. The Consolidated Condensed Interim Financial Statements comprise financial statements of the Company and its subsidiaries (together referred to as “the Group”).

On June 17, 2022, the Company consummated its initial public offering (“IPO”) on NASDAQ Capital Markets. The Company has listed common shares on the NASDAQ Capital Market under the trading symbol “LYT”. The Company has raised gross proceeds of $12.40 million from an initial public offering of 2,609,474 shares at $4.75 per common shares and has raised gross proceeds of $1.86 million from overallotment of 391,421 shares at $4.75 per common shares.

Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. The accompanying balance sheet and related notes to accounts as of September 30, 2023 are derived from audited financial statements of March 31, 2023, but these unaudited condensed consolidated interim financial statements do not include all of the financial information and footnotes required by IFRS for complete financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements, wherever applicable.

Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared on historical cost basis except for certain financial instruments and defined benefit plans which are measured at fair value or amortized cost at the end of each reporting period. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities have been classified as current and non-current as per the Group’s normal operating cycle. Based on the nature of services rendered to customers and time elapsed between deployment of resources and the realization in cash and cash equivalents of the consideration for such services rendered, the Group has considered an operating cycle of 12 months.

The statement of cash flows has been prepared under indirect method, whereby profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and items of income or expense associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value to be cash equivalents.

The functional and reporting currency of the Company and Group is “INR” and “USD”, respectively and all amounts, are rounded with two decimals, unless otherwise stated. The consolidated financial statements have been prepared under the historical cost convention.

The material accounting policy information used in preparation of the unaudited condensed consolidated interim financial statements have been discussed in the respective notes.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Basis of Consolidation

The Company consolidates all entities which are controlled by it. The subsidiaries considered in the preparation of these consolidated financial statements are:

	% Shareholding and Voting Power
Name of Subsidiary	Country of Incorporation	As of September 30, 2023	As of March 31, 2023
Lytus Technologies Private Limited	India	100%	100%
Sri Sai Cable and Broadband Private Limited	India	51%	—
Lytus Technologies Inc. (Deconsolidated on April 1, 2023) (refer to No 21 (a))	United States	—	100%
Global Health Sciences, Inc. (Deconsolidated on March 1, 2023) (refer to Note 21 (b))	United States	—	75%

Note: On June 18, 2022, Share Transfer Agreement was entered into in respect of the shares of Lytus Health. On February 27, 2023, the Board has approved the pending fiscal integration and control of Lytus Health with effect from January 1, 2023 and as of March 31, 2023, the Company owns 100% of the equity interest of Lytus Health. On January 1, 2023, the Company acquired 1,000 common shares of Lytus Health for an aggregate price of $1,000 ($1 per share). As of March 31, 2023, the Company owns 100% of the outstanding equity of Lytus Health. Lytus Health is incorporated in Delaware and has no operations at present; however, it has been deconsolidated effective April 1, 2023.

These Consolidated Condensed Interim Financial Statements are prepared in accordance with IFRS 10 “Consolidated Financial Statements”.

Subsidiaries are entities controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the relevant activities that affect the Company’s returns and exposure or rights to variable returns from the entity. Subsidiaries are consolidated from the date of their acquisition, being the date on which the group obtains control, and continue to be consolidated until the date that such control ceases.

The consolidated financial statements of the Company and its subsidiaries are combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses. Intra-group balances and transactions and any unrealized profits or losses arising from intra group transaction, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Non-controlling interests (NCI) in the net assets of consolidated subsidiaries are identified separately from the Group’s equity. Non-controlling interests consist of the amount of those interests at the date of the acquisition and the non-controlling shareholders’ share of changes in equity since the date of the acquisition.

Going Concern:

Negative working capital and Cash Flow

We have a negative working capital of $10,192,682 as of September 30, 2023 and $8,932,501 as of March 31, 2023 and cash flow from operating activities to the extent of $372,260 for the period ended September 30, 2023 and to the extent of $1,153,335 for the year ended March 31, 2023. Further, the current liabilities of the company as of September 30, 2023, were $19,014,035 and as of March 31, 2023, were $15,258,547 and non-current liabilities as of September 30, 2023, were $752,316 and as of March 31, 2023, were $882,749.

Our projected cash needs and projected sources of liquidity depend upon, among other things, our actual results, and the timing and amount of our expenditure. As we continue to grow our subscriber base, we expect an initial funding period to grow new products that may have an impact from the timing of device-related cash flows when we provide the devices to customers pursuant to equipment instalment plans.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

We expect to utilize free cash flow, cash on hand, and availability under our credit facilities, as well as future refinancing transactions for future business operations. The timing and terms of any refinancing transactions will be subject to market conditions among other considerations. Additionally, we may, from time to time, and depending on market conditions and other factors, use cash on hand and the proceeds from securities offerings or other borrowings to retire our debt through open market purchases, privately negotiated purchases, tender offers or redemption provisions. We believe we have sufficient liquidity from cash on hand, free cash flow and access to the capital markets to fund our projected cash needs.

As possible acquisitions, swaps or dispositions arise, we actively review them against our objectives including, among other considerations, improving the operational efficiency, geographic clustering of assets, product development or technology capabilities of our business and achieving appropriate return targets, and we may participate to the extent we believe these possibilities present attractive opportunities. However, there can be no assurance that we will actually complete any acquisitions, dispositions or system swaps, or that any such transactions will be material to our operations or results.

The Consolidated Condensed Interim Financial Statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

Critical accounting estimates

The preparation of the consolidated condensed interim financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 2.

New, revised or amended Accounting Standards and Interpretations adopted for the six months ended September 30, 2023 are same as adopted for the year ended March 31, 2023.

New, revised or amended Accounting Standards and Interpretations not yet Adopted

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective.

●	Amendments to IFRS 16 Lease Liability in a sale and Leaseback -*

●	Amendments to IAS 1 Non-current Liabilities with Covenants -*

●	Amendments to IAS 1 Classification of Liabilities - *

●	Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements -*

●	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates -**

*	Effective for annual periods beginning on or after January 1, 2024.

**	Effective for annual periods beginning on or after January 1, 2025.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

IFRS 16 – Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued ‘Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)’ with amendments that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The Group does not expect this amendment to have any significant impact in its financial statements.

IAS 1 – Classification of Liabilities

In January 2020, IASB issued the final amendments in Classification of Liabilities as Current or Non-Current, which affect only the presentation of liabilities in the statement of financial position. They clarify that classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months. The classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. They make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The Group does not expect the amendments to have any significant impact on its presentation of liabilities in its statement of financial position.

IAS 7 and IFRS 7 – Supplier Finance Arrangements

In May 2023, the IASB issued ’Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)’ which require an entity to provide additional disclosures about supplier finance arrangements. Solely credit enhancements for the entity or instruments used by the entity to settle their dues, are not supplier finance arrangements. Entity will have to disclose information that enables users of financial statements to assess how these arrangements affect its liabilities and cash flows and to understand their effect on an its exposure to liquidity risk and how it might be affected if the arrangements were no longer available to it. The Group does not expect the amendments to have any significant impact on its presentation of liabilities.

IAS 21 – The Effects of Changes in Foreign Exchange Rates

In August 2023, the IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ to provide guidance to specify which exchange rate to use when the currency is not exchangeable. An entity must estimate the spot exchange rate as the rate that would have applied to an orderly transaction between market participants at the measurement date and that would faithfully reflect the economic conditions prevailing. The Group does not expect this amendment to have any significant impact in its financial statements.

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

An asset is classified as current when: it is either expected to be realized or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realization in cash and cash equivalents. The Company has identified twelve months as its operating cycle.

Basis of Deconsolidation

When events or transactions results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of comprehensive income or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in the consolidated statements of comprehensive income.

Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of India (INR) which is the primary economic environment in which the Company operates (‘the functional currency’). The financial statements are presented in United States dollars.

Transactions and balances

Foreign currency transactions are translated into the presentation currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as of fair value through other comprehensive income are recognized in other comprehensive income.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Financial Instruments

Financial Assets

Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Group business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Impairment

The Group assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables only, the Company measures the expected credit loss associated with its trade receivables based on historical trend, industry practices and the business environment in which the entity operates or any other appropriate basis. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Financial Liabilities

Initial Recognition and Measurement

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group financial liabilities include trade and other payables, loans, and borrowings including bank overdrafts and derivative financial instruments.

Subsequent measurement

Financial liabilities at amortized cost:

After initial measurement, such financial liabilities are subsequently measured at amortized cost using the effective interest rate (EIR) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the Statement of Profit and Loss.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the Statement of Profit and Loss over the period of the borrowings using the EIR method.

Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the period which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Financial Guarantee Obligations

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations. Where guarantees in relation to loans or other payables of subsidiaries, joint ventures or associates are provided for no compensation, the fair values as of the date of transition are accounted for as contributions and recognized as part of the cost of the equity investment.

Share Warrant Liability

The share warrants can be accounted as either equity instruments, derivative liabilities, or liabilities in accordance with IAS 32 — Financial Instruments: Disclosure and Presentation, depending on the specific terms of the warrant agreement. Share warrants are accounted for as a derivative in accordance with IFRS 9 — Financial Instruments if the share warrants contain terms that could potentially require “net cash settlement” and therefore, do not meet the scope exception for treatment as a derivative. Share Warrant instruments that could potentially require “net cash settlement” in the absence of express language precluding such settlement are initially classified as financial liabilities at their fair values, regardless of the likelihood that such instruments will ever be settled in cash. The Company will continue to classify the fair value of the warrants that contain “net cash settlement” as a liability until the share warrants are exercised, expire or are amended in a way that would no longer require these warrants to be classified as a liability.

The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at their inceptions date fair value and subsequently re-measured at each reporting period with change being recognised in the consolidated statements of profit or loss and other comprehensive income.

Derecognition

Financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial Liability

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognized for prior periods, where applicable.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

●	When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

●	When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

The carrying amount of recognized and unrecognized deferred tax assets are reviewed at each reporting date. Deferred tax assets recognized are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are recognized to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

As of six months period ended September 30, 2023 and as of year ended March 31, 2023, the Group had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Group recognizes interest and penalties related to significant uncertain income tax positions in other expense. There were no such interest and penalties incurred for the six months period of September 30, 2023 and of September 30, 2022.

Under section 115-O of the Indian Income Tax Act, 1961, distribution of dividends, paid by Indian company until March 31, 2020 is subject to dividend distribution tax (DDT) at an effective rate of 20.56% (inclusive of the applicable surcharge of 12% and health and education cess of 4%). Repatriation of dividend will not require Reserve Bank of India approval, subject to compliance and certain other conditions met per the Indian Income Tax Act, 1961. The said provisions of Section 115-O shall not be applicable if the dividend is distributed on or after April 1, 2020. From April 1, 2020, the dividend distributed would now be taxable in the hands of the investors, the domestic companies shall not be liable to pay DDT.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Property and Equipment

Property and Equipment assets are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to the Statement of Profit or Loss during the reporting period in which they are incurred.

Capital work in progress (CWIP) includes cost of property and equipment under installation/under development, as of balance sheet date. All project related expenditures related to civil works, machinery under erection, construction and erection materials, preoperative expenditure incidental/attributable to the construction of projects, borrowing cost incurred prior to the date of commercial operations and trial run expenditure are shown under CWIP. Property and Equipment are derecognized from the financial statements, either on disposal or when retired from active use. Gains and losses on disposal or retirement of Property and Equipment are determined by comparing proceeds with carrying amount. These are recognized in the Statement of Profit or Loss.

Depreciation methods, estimated useful lives and residual value

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the written down method over their estimated useful lives and is generally recognized in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

The estimated useful lives of property and equipment for current and comparative periods are as follows:

Buildings	40 years
Property and equipment	3 – 15 years
Fixtures and fittings	5 – 10 years
Office equipment	5 – 10 years
Plant and Machinery	5 – 10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in the consolidated statements of profit or loss and other comprehensive income when incurred.

Disposal

On disposal of an item of property, plant and equipment, the difference between the disposal proceeds and its carrying amount is recognised in the consolidated statements of profit or loss and other comprehensive income.

Intangible Assets

Separately purchased intangible assets are initially measured at cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite. Finite-life intangible assets are amortized on a written down basis over the period of their expected useful lives. Estimated useful lives by major class of finite-life intangible assets are as follow:

Customers acquisition	5 Years
Trademark/Copy rights	5 Years
Computer Software	5 Years
Commercial Rights	5 – 10 years

The amortization period and the amortization method for definite life intangible assets is reviewed annually.

For indefinite life intangible assets, the assessment of indefinite life is reviewed annually to determine whether it continues, if not, it is impaired or changed prospectively basis revised estimates.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired. When the recoverable amount of an intangible asset is less than its carrying amount, an impairment loss is recognized.

Goodwill on acquisitions of subsidiaries represents the excess of (i) the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. Goodwill on subsidiaries is recognised separately as intangible assets and carried at cost less accumulated impairment losses. These assets are not amortized but are tested for impairment annually.

Gains and losses on the disposal of subsidiaries include the carrying amount of goodwill relating to the entity sold.

IAS 38 requires an entity to recognize an intangible asset, whether purchased or self-created (at cost) if, and only if: [IAS 38.21]

a.	it is probable that the future economic benefits that are attributable to the asset will flow to the entity; and

b.	the cost of the asset can be measured reliably.

The probability of future economic benefits must be based on reasonable and supportable assumptions about conditions that will exist over the life of the asset. [IAS 38.22] The probability recognition criterion is always considered to be satisfied for intangible assets that are acquired separately or in a business combination. [IAS 38.33]

Para 25 of IAS 38 provides that the price an entity pays to acquire separately an intangible asset will reflect expectations about the probability that the expected future economic benefits embodied in the asset will flow to the entity. In other words, the entity expects there to be an inflow of economic benefits, even if there is uncertainty about the timing or the amount of the inflow. Therefore, the probability recognition criteria in Para 21(a) is always considered to be satisfied for separately acquired intangible assets. Para 26 of IAS 38 provides that the costs of a separately acquired intangible asset can usually be measured reliably. This is particularly so when the purchase consideration is in the form of cash or other monetary assets.

Development costs mainly relate to developed computer software programs. Such computer software programs that do not form an integral part of other related hardware is treated as an intangible asset. Development costs that are directly associated with development and acquisition of computer software programs by the Group are capitalized as intangible assets when the following criteria are met:

●	it is technically feasible to complete the computer software program so that it will be available for use;

●	management intends to complete the computer software program and use or sell it;

●	there is an ability to use or sell the computer software program;

●	it can be demonstrated how the computer software program will generate probable future economic benefits;

●	adequate technical, financial and other resources to complete the development and to use or sell the computer software programme are available; and

●	the expenditure attributable to the computer software program during its development can be reliably measured.

Direct costs include salaries and benefits for employees on engineering and technical teams who are responsible for building new computer software programs.

Expenditure that enhances or extends the performance of computer software programs beyond their original specifications and which can be reliably measured is added to the original cost of the software. Costs associated with maintaining computer software programs are recognized as an expense when incurred.

Completed development costs in progress are reclassified to internally developed intangible assets. These internally developed intangible assets are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to the consolidated statements of profit or loss and other comprehensive income using a straight-line method over their estimated useful lives. Development cost in progress is not amortized.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Revenue

Revenue is recognized based on the transfer of services to a customer for an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is measured at the fair value of consideration received or receivable taking into account the amount of discounts, rebates, outgoing taxes on sales.

To determine whether to recognize revenue, the Group follows a 5-step process:

1.	Identifying the contract with a customer

2.	Identifying the performance obligations

3.	Determining the transaction price

4.	Allocating the transaction price to the performance obligations

5.	Recognizing revenue when/as performance obligation(s) are satisfied

Further information about each source of revenue from contracts with customers and the criteria for recognition follows.

Subscription revenues

Subscription income includes subscription from subscribers. Revenue is recognized upon completion of services based on underlying subscription plan or agreements with the subscribers. Invoice for subscription revenue is raised on a monthly basis. These services are consumed by the client and their members in accordance with the service programs selected by the client included in the client services agreements.

Client service agreements are renewed on an annual bass and can be terminated based upon terms specified in the agreements.

Carriage/Placement/Marketing Incentive revenues

Carriage/Placement/Marketing Incentive fees are recognized upon completion of services based on agreements with the broadcasters.

Advertising revenues

Advertisement income is recognized when relevant advertisements are telecasted.

Goods and Service Tax on all income

The Company collects Goods and Service Tax (GST) on behalf of the government and, therefore, it is not an economic benefit flowing to the Company. Hence, it is excluded from revenue.

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

Cost of revenue consists primarily of cost of materials consumed, broadcaster/subscription fees and leaseline charges. Costs of revenue are recognized when incurred and have been classified according to their primary function.

Other operating expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance cost.

Deferred Offering Costs

Deferred Offering Costs consists of legal, accounting, underwriter’s fees, and other costs incurred through the balance date that are directly related to the proposed Initial Public Offering (IPO) and that would be charged to stockholder equity upon completion of the proposed IPO. Should the proposed IPO prove unsuccessful, deferred costs and additional expenses to be incurred would be charged to operations. As of September 30, 2023 and March 31, 2023, the Company had deferred offering costs of $0 and $34,165, respectively.

Issued Capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends

Dividend distributions to the Group’s shareholders are recognized as a liability in the financial statements in the period in which the dividends are approved.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Lytus Tech, excluding any costs of servicing equity other than common shares, by the weighted average number of common shares outstanding during the financial year, adjusted for bonus elements in common shares issued during the financial year.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential common shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential common shares.

Trade and Other Receivable

Assessment as to whether the trade receivables and other receivables from Reachnet are impaired: When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Reachnet the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

The payment protocols with respect to the Telecast and OTT services are very closely regulated by the Ministry of Telecommunications along with other departments of the Government of India. The payment gateways reporting protocols for the cable industry are very robust, with most of the transactional interactions with the customers in this industry being subject to independent audits by the government. Payments processed online by customers electronically are reported promptly.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segments.

Reclassification:

Previous year/period figures have been regrouped and reclassified to conform with the current year classification

NOTE 2 — CRITICAL ACCOUNTING JUDGEMENTS, ASSESSMENTS, AND ASSUMPTIONS

Under IFRS 1, the Group is required to make estimates and assumptions in presentation and preparation of the financial statements for the six months ending September 30, 2023 and for the year ended March 31, 2023.

Key estimates considered in preparation of the financial statement that were not required under the previous GAAP are listed below:

Fair Valuation of financial instruments carried at Fair Value Through Profit or Loss (“FVTPL”) and/or Fair Value Through Other Comprehensive Income (“FVOCI”). See Note 1 on Financial Instruments on page F-11 – F-13 for additional discussion on FVTPL and FVOCI

Impairment of financial assets based on the expected credit loss model.

Determination of the discounted value for financial instruments carried at amortized cost.

Fair value estimation of share warrants.

Critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 2 — CRITICAL ACCOUNTING JUDGEMENTS, ASSESSMENTS, AND ASSUMPTIONS (cont.)

●	Impairment of property and equipment and intangible assets excluding goodwill

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.

NOTE 3 — REVENUE FROM CONTRACT WITH CUSTOMERS

Revenue from contract with customers consist of the following for the six months ended September 30, 2023 and ended September 30, 2022:

Disaggregated revenue information	For the 6 months period ended September 30, 2023	For the 6 months period ended September 30, 2022
	(In USD)	(In USD)
Types services
Subscription Income	6,760,470	7,100,862
Carriage/Placement fees	2,548,959	1,635,824
Advertisement Income	244,074	827,517
Telemedicine service charges	-	-
Device activation fees	106,828	207,293

Total revenue from contract with customers	9,660,331	9,771,496

Timing of revenue recognition
Product transferred at point in time	-	-
Services transferred over time	9,660,331	9,771,496
	9,660,331	9,771,496

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 3 — REVENUE FROM CONTRACT WITH CUSTOMERS (cont.)

Contract balances:

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:

	For the 6 months period ended September 30, 2023	For the 6 months period ended September 30, 2022
	(US$)	(US$)
Receivables, which are included in ‘trade receivables	$3,344,995	$2,549,041
Receivables, acquired in a business combination	—	—

Performance obligations:

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer.

NOTE 3A — OTHER INCOME

Other income	For the 6 months period ended September 30, 2023	For the 6 months period ended September 30, 2022
Fair value gain on warrant liability	2,106	-
Sundry Balances written back	50,113	360,842
	52,219	360,842

NOTE 4 — EXPENSES

Expenses consist of the following:

	For the 6 months period ended September 30, 2023	For the 6 months period ended September 30, 2022
	(US$)	(US$)
Cost of revenue	$7,757,172	7,163,929
Amortization of intangible assets (refer to Note 11)	7,944	$8,299
Depreciation (refer to Note 10)	445,847	293,077
Legal and professional expenses	259,837	1,692,391
Staffing expense	471,181	314,721
Other operating expenses	1,464,296	1,075,542
Total expenses	$10,406,277	$10,547,959

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 5 — INCOME TAX

Income taxes consist of the following:

	For the 6 months period ended September 30, 2023	For the 6 months period ended September 30, 2022
	(US$)	(US$)
Current tax expenses	$-	$178,287
Deferred tax expense	(31,380)	78,663
Income tax expense	$(31,380)	$256,950

Deferred tax related to the translations of foreign operations consists of Lytus Technologies Private Limited a Wholly owned subsidiary from INR to USD have been calculated at the rate of the jurisdiction in which a subsidiary situated i.e. in India (at the rate 25.17% as of September 30, 2023 and March 31, 2023).

Accounting for Income Taxes

British Virgin Islands

Under the current laws of BVI, Lytus Technology Holdings PTV. Ltd. is not subject to tax on income or capital gains. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

India (subsidiaries in India)

Income tax expense represents the sum of the current tax and deferred tax.

The charge for current tax is based on the result for the period adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Current and deferred tax is recognized in the income statement unless the item to which the tax relates was recognized outside the income statement being other comprehensive income or equity. The tax associated with such an item is also recognized in other comprehensive income or equity respectively.

NOTE 6 — TRADE RECEIVABLES (CURRENT)

Trade receivables consist of the following:

	As of September 30, 2023	As of March 31, 2023
	(US$)	(US$)
Receivable from related parties	$112,442	$352,424
Receivable from others	3,305,719	1,537,132
	$3,418,161	$1,889,556
Less: allowance for doubtful debts (expected credit loss)	73,166	57,832
	3,344,995	1,831,724

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 7 — OTHER NON-CURRENT FINANCIAL ASSETS

Other non-current financial assets consist of the following:

	As of September 30, 2023	As of March 31, 2023
	(US$)	(US$)
Non Current
Deposits	285,509	275,049
Total (A)	285,509	275,049

Current
Deposits	301	305
Advances for network acquisition	2,674,677	2,203,240
Loans and advances to related parties	70,989	35,598
Other loans and advances	304,063	290,433
Total (B)	3,050,030	2,529,576

Total (A) + (B)	3,335,539	2,804,625

NOTE 8 — CASH AND CASH EQUIVALENTS

	As of September 30, 2023	As of March 31, 2023
	(US$)	(US$)
Cash and cash equivalents
Maintained locally	1,000	1,000
Maintained overseas, unrestricted in use	84,108	310,810
Cash and cash equivalents	85,108	311,810

NOTE 9 — OTHER CURRENT ASSETS

	As of September 30, 2023	As of March 31, 2023
	(US$)	(US$)
Prepaid expenses	20,635	-
Balances with government authorities	761,500	507,696
Advance to suppliers	684,818	295,601
Advance to staff	2,616	2,972
TDS Receivables	386,101	297,764
Advance payment of interest on loans	165,924	194,445
Advance payment of commission on loans	105,168	140,000
Other receivables - Balance with a Director	214,458	214,458
	2,341,220	1,652,936

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 10 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

								In (US$)
Description	ROU-office premises	Building	Plant and equipment	Furniture and fittings	Vehicles	Office equipments	Computer equipments	Total
Gross carrying value
As at 31 March, 2022	-	-	-	-	-	-	-	-
Additions			540,982		19,970		294	561,246
Acquisition through business combination (refer to Note 20)	25,111	32,006	7,349,465	-	17,600	-	4,200	7,428,382
As at 30 September, 2022	25,111.00	32,006	7,890,447	-	37,570	-	4,494	7,989,628
Additions	461,420	-	2,326,888	11,802	24,396	796	26,856	2,852,158
Acquisition through business combination (refer to Note 20)	25,111	32,006	7,349,465	-	17,600	-	4,200	7,428,382
As at 31 March, 2023	486,531	32,006	9,676,353	11,802	41,996	796	31,056	10,280,540
Additions	27,323	-	1,533,385	4,647	560	-	42	1,565,957
As at 30 September, 2023	513,854	32,006	11,209,738	16,449	42,556	796	31,098	11,846,497

Accumulated depreciation and impairment loss
As at 31 March, 2022	-	-	-	-	-	-	-	-
Charge for the year	4,863	236	284,983	-	1,397	-	1,598	293,077
As at 30 September, 2022	4,863	236	284,983	-	1,397	-	1,598	293,077
Charge for the year	50,845	462	616,304	421	7,307	61	4,613	680,013
As at 31 March, 2023	50,845	462	616,304	421	7,307	61	4,613	680,013
Charge for the year	54,377	226	384,507	702	2,629	223	3,183	445,847
As at 30 September, 2023	105,222	688	1,000,811	1,123	9,936	284	7,796	1,125,860

Net block as at 31 March, 2022	-	-	-	-	-	-	-	-
Net block as at 30 Sept 2022	20,248	31,770	7,605,464	-	36,173	-	2,896	7,696,551
Net block as at 31 March, 2023	435,686	31,544	9,060,049	11,381	34,689	735	26,443	9,600,527
Net block as at 30 Sept 2023	408,632	31,318	10,208,927	15,326	32,620	512	23,302	10,720,637

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 11 — INTANGIBLE ASSETS AND GOODWILL

Intangible assets and Goodwill consist of the following:

Intangible assets

						(In (US$))
Description	Customer acquisition List	Goodwill	Commercial rights	Softwares	Total	Intangible asset under development
Gross carrying value
As at 31 March, 2022	59,216,654	73,008		-	59,289,662	166,587
Write off (refer to Note 19)	(59,216,654)				(59,216,654)	-
Exchange differences		(78,582)			(78,582)	460
Acquisition through business combination (refer to Note 20)		658,837	339,277	216	998,330
As at 30 Sept 2022	-	810,427	339,277	216	1,149,920	166,127
Additions					-	4,464
Derecognized on 'Disposals of a subsidiary (refer to Note 21 (b))		(68,500)		-	(68,500)
Write off (refer to Note 19)	(59,216,654)				(59,216,654)	160,000
Exchange differences		(73,601)			(73,601)
Acquisition through business combination (refer to Note 20)		658,837	339,277	216	998,330
As at 31 March, 2023	-	736,946	339,277	216	1,076,439	11,051
Write off	-				-	(11,051)
Exchange differences		8,878			8,878	-
As at 30 Sept 2023	-	728,068	339,277	216	1,067,561	-

Accumulated amortization
As at 31 March, 2022	24,030,158	-		-	24,030,158	-
Charge for the year	-	-	8,272.00	27.00	8,299.00
Write off (refer to Note 19)	(24,030,158)				(24,030,158)
As at 30 Sept 2022	-	-	8,272	27	8,299	-
Charge for the year	-	-	16,157	54	16,211
Write off (refer to Note 19)	(24,030,158)				(24,030,158)
As at 31 March, 2023	-	-	16,157	54	16,211	-
Charge for the year	-	-	7,917	27	7,944
As at 30 Sept 2023	-	-	24,074	81	24,155	-

Net block as at 31 March, 2022	35,186,496.	73,008		-	35,259,504	166,587
Net block as at 30 Sept, 2022	-	810,427	331,005	189	1,141,621	166,127
Net block as at 31 March, 2023	-	736,946	323,120	162	1,060,228	11,051
Net block as at 30 Sept, 2023	-	728,068	315,203	135	1,043,406	-

Notes:

The above intangible assets are other than internally generated.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 12 — BORROWINGS

Borrowings consist of the following:

Borrowings

	As at September 30, 2023			As at March 31, 2023
	(In US$)			(In US$)
	Current	Non current	Total	Current	Non current	Total
Particulars
Vehicles Loans from Financial Institutions	14,525	-	14,525	10,946	10,185	21,131
Total secured borrowings	14,525	-	14,525	10,946	10,185	21,131

Unsecured
0% Senior Convertible Debt	2,089,864	-	2,089,864	3,333,334		3,333,334
Series A preferred convertible security (refer to Note 22)	1,004,705		1,004,705
Loan from the Related Parties	13,326		1,304	1,304		1,304
Loan from Directors	1,637,125		1,637,125	532,960		532,960
Loan from Others			12,022	10,587		10,587
	4,745,020	-	4,745,020	3,878,185	-	3,878,185
Total borrowings	4,759,545	-	4,759,545	3,889,131	10,185	3,899,316

Loan from directors and relatives are interest free and is repayable on demand.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 13 — TRADE PAYABLES

Trade payables consist of the following:

	As of September 30, 2023	As of March 31, 2023
	(US$)	(US$)
Trade payables due to related parties	3,140,617	2,716,238
Employee related payables	50,544	47,752
Others	5,460,146	4,038,790
	8,651,307	6,802,780

NOTE 14 — OTHER FINANCIAL LIABILITIES

Other financial liabilities consist of the following:

	As of September 30, 2023	As of March 31, 2023
	(US$)	(US$)
Other financial liabilities (Current)
Lease liabilities	128,379	120,981
Audit fee payable	18,684	9,054
Options payable	94,293	-
Share Warrant Liability - Common stock (refer to Note 22)	1,842,657	1,585,025
Share Warrant Liability - Preferred stock (refer to Note 22)	674
	2,084,687	1,715,060

NOTE 15 — OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of September 30, 2023	As of March 31, 2023
	(US$)	(US$)
Other current liabilities:
Advances from customers	387,833	142,196
Cheques receivables/Payable	2,031,576	1,437,245
Statutory liabilities	57,392	73,248
Others - capital creditors	713,240	799,501
	3,190,041	2,452,190

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 16 — EQUITY

Common shares:

The total number of shares of common shares issued:	For the 6 months ended September 30, 2023	As of March 31, 2023
	(US$)	(US$)
Common shares	41,668,554	37,576,449
50,000 shares were allotted after September 30, 2023
Common shares after reverse splits (refer to Note 24)	694,477	626,275
834 shares were allotted after September 30, 2023

Movements in Common Shares:

	Shares	Amount
		(US$)
Balance as of March 31, 2022	34,154,062	$341,541
Shares issued	3,422,387	34,225
Balance as of March 31, 2023	37,576,449	$375,766
Additional issue of shares	4,092,105	40,922
Balance as of September 30, 2023	41,668,554	416,688

Movements in Common Shares after reverse split:

	Shares	Amount
		(US$)
Balance as of March 31, 2022	569,235	$341,541
Shares issued	57,040	34,225
Balance as of March 31, 2023	626,275	$375,766
Additional issue of shares	68,202	40,922
Balance as of September 30, 2023	694,477	416,688

Mr. Dharmesh Pandya, the then sole shareholder of the Company, has subscribed to these shares and held 55,008,829 (pre reverse split) common shares of the Company.

NOTE 17 — EARNINGS PER SHARE

Earnings per share consist of the following:

	For the 6 months ended September 30, 2023	As of March 31, 2023
	(US$)	(US$)
Loss for the year available to common shareholders	$(1,281,940)	$(1,635,837)
Weighted average number of common shares	646,012	613,479
Par value	$0.01	$0.01
Earnings/(loss) per common share:
Basic earnings/(loss) per common share	$(1.98)	$(2.67)
Diluted earnings/(loss) per common share	$(1.98)	$(2.67)

Share Warrants kept as reserves for exercised of warrants from the date of issue. Considered as potential equity shares Since this result would, in turn, produce a larger earnings per shares, hence warrants are anti-dilutive and not considered.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 18 — RESTATEMENT DUE TO MODIFICATION AGREEMENT

Notes on Restatement of September 30, 2022 condensed interim consolidated financials due to modification of earlier arrangements and acquisition of Sri Sai as refer in Note 19.

CONSOLIDATED CONDENSED INTERIM statement of PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME -Restated impact

Lytus Technologies Holdings Pvt.Ltd

Notes on Restatement of September 30, 2022 condensed interim consolidated financials due to modification of Reachnet Agreement.

Statement of consolidated condensed interim profit or loss and other comprehensive income

				Sept 22 Restated Vs Sept 22
	For the period ended 30 September 2022 - Restated	For the period ended 30 September 2022	Impact of restatement	Modification of Reachnet Agreement	Acquisition of Sri sai	Impact of Restatement
	($US)	($US)
STATEMENT OF OPERATIONS DATA:
Operating revenue	$9,771,496	-	9,771,496		9,771,496	9,771,496
Other Income	360,842	6,484,884	(6,124,042)	(6,124,042)	-	(6,124,042)
Cost of revenue	7,163,929	-	7,163,929		7,163,929	7,163,929
Other operating expenses	1,075,542	145,314	930,228	(115,934)	1,041,788	925,854
Legal and professional expenses	1,692,391	1,686,897	5,494		5,494	5,494
Staffing expenses	314,721	-	314,721		314,721	314,721
Depreciation and amortisation	301,376	5,623,417	(5,322,041)	(5,623,417)	301,376	(5,322,041)
Net income	(415,621)	(970,744)	555,123	(384,691)	944,188	559,497
Interest expenses	233,435	164,583	68,852		73,226	73,226
Interest income	-	-				-
Income (loss) from continuing operations before income taxes	(649,056)	(1,135,327)	486,271	(384,691)	870,962	486,271
Income tax	256,950	550,606	(293,656)	(550,606)	256,950	(293,656)
Net income	(906,006)	(1,685,933)	779,927	165,915	614,012	779,927
Other comprehensive income
Items that will not be reclassified to profit or loss
Reclassification of defined benefit obligation	(361)		(361)	-	(361)	(361)
Items that may be reclassified subsequently to income
Foreign currency translation reserves, net of tax	266,091	942,138	(676,047)	280,959	(19,314)	261,645
Total comprehensive income for the period	$(640,276)	(743,795)	103,880	446,874	594,337	1,041,933
Attributable to:
Controlling interest	$(931,509)	(743,795)	(187,714)	446,874	303,109	749,983
Non-controlling interest	291,233	-	291,233	-	291,228	291,228
Basic income per common share	(1.55)	(0.05)
Diluted income per common share	(1.55)	(0.05)

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 18 — RESTATEMENT DUE TO MODIFICATION AGREEMENT (cont.)

Consolidated statement of condensed interim financial position as at 30 September, 2022 – Restated

	As at September 30, 2022 - (Restated)	As at September 30, 2022	Modification of Reachnet Agreement	Accusation of Sri Sai	Total Impact of Restatement
	(In USD)	(In USD)
ASSETS
Current assets
a) Financial assets					-
(i) Other receivables	-	54,343,241.00	(54,343,241.00)		(54,343,241.00)
(ii) Trade receivables	2,549,041.00	-		2,549,041.00	2,549,041.00
(iii) Cash and cash equivalents	4,103,822.00	4,012,171.00		91,651.00	91,651.00
(iv) Others financial assets	819,936.00	307.00	367,517.00	452,112.00	819,629.00
b) Other current assets	1,729,168.00	240,177.00		1,488,991.00	1,488,991.00
Total current assets	9,201,967.00	58,595,896.00	(53,975,724.00)	4,581,795.00	(49,393,929.00)

Non-current assets
a) Property, plant and equipment, net	7,696,551.00	-		7,696,551.00	7,696,551.00
b) Capital work-in-process	977,728.00	-		977,728.00	977,728.00
c) Intangible assets and Goodwill	1,141,621.00	29,635,771.00	(29,563,079.00)	1,068,929.00	(28,494,150.00)
d) Intangible assets under development	3,836,627.00	3,836,627.00			-
e) Financial assets
(i) Other investments	-	-			-
(ii) Trade receivables	-	-			-
(ii) other non-current financial assets	11,156.00	-		11,156.00	11,156.00
f) Other non-current assets	137,764.00	1,347,561.00	(1,347,561.00)	137,764.00	(1,209,797.00)
g) Deferred tax assets	14,242.00	125,021.00	(110,779.00)	-	(110,779.00)
Total non-current assets	13,815,689.00	34,944,980.00	(31,021,419.00)	9,892,128.00	(21,129,291.00)

Asset held for sale	-	-	-	-	-

Total assets	23,017,656.00	93,540,876.00	(84,997,143.00)	14,473,923.00	(70,523,220.00)

EQUITY AND LIABILITIES

Current liabilities
a) Financial liabilities
(i) Borrowings	365,871.00	37,662.00		328,209.00	328,209.00
(ii) Trade payables	7,398,207.00	551,106.00		6,847,101.00	6,847,101.00
(iii) Other financial liabilities	1,859,025.00	803,925.00	(786,526.00)	1,841,626.00	1,055,100.00
b) Employee benefits obligation	173.00	-		173.00	173.00
c) Other current liabilities	1,131,883.00	8,616,346.00	(8,614,526.00)	1,130,063.00	(7,484,463.00)
b) Customer acquisation payable	-	27,104,338.00	(27,104,338.00)	-	(27,104,338.00)
d) Provisions	-	-			-
e) Current tax liability	284,892.00	3,783,439.00	(3,783,439.00)	284,892.00	(3,498,547.00)

Total current liabilities	11,040,051.00	40,896,816.00	(40,288,829.00)	10,432,064.00	(29,856,765.00)

Non-current liabilities
a) Financial liabilities
(i) Borrowings	13,908.00	-		13,908.00	13,908.00
(ii) Other financial liabilities	16,206.00	-		16,206.00	16,206.00
b) Customer acquisition payable, net of current portion	-	27,104,338.00	(27,104,338.00)	-	(27,104,338.00)
c) Employee benefits obligations	60,961.00	-		60,961.00	60,961.00
d) Provisions	-	-			-
e) Deferred tax liability	359,156.00	1,565,574.00	(1,565,574.00)	359,156.00	(1,206,418.00)
Total non-current liabilities	450,231.00	28,669,912.00	(28,669,912.00)	450,231.00	(28,219,681.00)

Total liabilities	11,490,282.00	69,566,728.00	(68,958,741.00)	10,882,295.00	(58,076,446.00)

Commitments and contingencies	9,650,560.00	-		9,650,560.00	9,650,560.00

Equity
a) Equity share capital	375,766.00	375,766.00		-	-
b) Other equity	9,089,507.00	23,596,475.00	(16,038,402.00)	1,531,434.00	(14,506,968.00)
Equity attributable to owners of the Company	9,465,273.00	23,972,241.00	(16,038,402.00)	1,531,434.00	(14,506,968.00)
Non-controlling interests	2,062,101.00	1,907.00		2,060,194.00	2,060,194.00
Total equity	11,527,374.00	23,974,148.00	(16,038,402.00)	3,591,628.00	(12,446,774.00)
Liabilities directly associated with the assets held for sale	-	-	-	-	-
Total equity and liabilities	23,017,656.00	93,540,876.00	(84,997,143.00)	14,473,923.00	(70,523,220.00)

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 19 — MODIFICATION OF EARLIER ARRANGEMENT AND ACQUISITION OF SRI SAI

The Company has acquired 51% of Sri Sai, as part of the earlier arrangement and has correspondingly modified its earlier arrangement with the erstwhile partner, in terms of the residuary transaction. Based on the consultation with the accounting expert and the legal counsel, the Board has concluded that the effective date for acquisition of Sri Sai and the modification effects of the earlier arrangement would take place on April 1, 2022 and did not impact the consolidated financial statements as of March 31, 2022 and for the year then ended.

A modification in contract is regarded as a revision to the existing contract:

●	The management discussed the terms and conditions of the new arrangement, (a) that is in continuation of the earlier arrangement, and (b) that has arisen on account of new circumstances, new conditions or new events that differ in substance from those previously occurring.

●	The modification in contract (a) is with the same erstwhile partner, (b) is part of the same arrangement (future subscriber base), (c) adjusts the consideration already paid in the earlier arrangement and (d) the erstwhile partner was instrumental in the acquisition of Sri Sai.

The relevant facts and the agreements are provided as under:

●	On December 6, 2019, the Company purchased the right to subscriber’s connection (present and future) along with the revenue entitlement rights, for a consideration of $59 million from Reachnet (the erstwhile partner). The implementation of the operational system and operational activity were still pending.

●	On July 27, 2022, the Board discussed the independent reviewer report. The independent reviewer observed that the current network requires significant additional investment to maintain and grow the cable subscribers, to match Lytus’s business plan, approximately $18 million to upgrade the infrastructure assets and $4 million to maintain at optimum levels, as per the engineer’s opinion on technology readiness report. The additional investment of $22 million in addition to the initial commitment of $59 million, would make the project unviable and there it was decided by the Board to modify the arrangement.

●	The Board reviewed the modification plan as submitted by the management. On January 17, 2023, our Board approved the Modification Agreement that was signed and executed on December 11, 2022, with the erstwhile partner. The initial term was to acquire subscribers’ connection (present as well as future subscribers’ connections) from the erstwhile partner, whereas under the modified term, the Company would now acquire only the future subscriber’s connection from the erstwhile partner for a consideration of $10 million.

●	Accordingly, the Board approved the Deed of Assignment, executed on December 12, 2022, in respect of investment in Sri Sai, that originally was with the erstwhile partner, based on the earlier Memorandum of Understanding dated April 1, 2022 and the Agreement to Invest in Sri Sai dated August 11, 2022. Both these agreements were linked to the Company’s Agreement to Acquire Customers and it was agreed between the then parties (Sellers of Sri Sai and the erstwhile partner) that the subscriber base of Sri Sai when acquired would be for the benefit of Lytus as required under the original Agreement to Acquire Customers dated December 6, 2019.

●	On March 7, 2023, the Board of Sri Sai approved the Deed of Assignment and executed the Share Purchase Agreement dated March 27, 2023 for the acquisition of 51% equity share of Sri Sai for a consideration of $10 million. Due to regulatory requirements[3], the Company has directly acquired 49% and has, in a fiduciary capacity, reserved 2% equity shares of Sri Sai with Mr. Nimish Pandya, an Indian resident from regulatory perspective and brother of Dharmesh Pandya. The control that the company has obtained and gained remains unaffected.

●	Our Board has observed the significant advantage from the above modification with the erstwhile partner, assignment of rights from the erstwhile partner and the last step of acquisition of Sri Sai business.

●	We have extended the original Agreement to Acquire Customers, to acquire nearly 1 million subscribers, with greater control on operational matters. This acquisition of nearly 1 million subscribers would be acquired through the acquisition of the controlling stake in Sri Sai, upon executing in our favor the Deed of Assignment with the erstwhile partner and the Share Purchase Agreement with the sellers of Sri Sai.

3	The foreign exchange regulatory policy on foreign direct investment provides that an overseas entity can purchase 100% of the equity of a cable company under automatic route, however, “Government approval will be required if infusion of fresh foreign investment beyond 49% in a company not seeking license or permission from sectoral ministry, resulting in change in the ownership pattern or transfer of stake by existing investor to new foreign investor”. The restriction is also applicable to downstream investments (investment by Indian company utilizing Foreign Direct Investments received from an overseas entity). The shares are reserved with the Indian resident lawyer in a fiduciary capacity until the regulatory approvals are obtained or the matter is clarified.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 19 — MODIFICATION OF EARLIER ARRANGEMENT AND ACQUISITION OF SRI SAI (cont.)

●	The Company’s earlier commitment and liability to pay $58.3 million to the erstwhile partner is now modified and suspended. Presently, the Company’s commitment and liability to pay Sri Sai is $7.5 million.

●	The Company’s accounting policy under earlier arrangement had “other income” for the period ended March 31, 2022. Presently, the Company’s accounting policy under modified arrangement has “Revenue from Contract with Customers” for the year ended March 31, 2023.

●	The Company has greater control of the business affairs of the Sri Sai business. Earlier, the Company had control over the subscribers and its revenue entitlement rights only.

●	The acquisition of the Sri Sai business includes IPTV business. It has higher technology readiness in integration with the Lytus platform services. It is to be noted that Lytus India would directly bill subscribers for any services through Lytus platform.

●	As per IFRS 10.20, a parent shall consolidate financial statements of an investee from the date the investor obtains or gains control of the investee. Upon advice received from the accounting and legal consultant, our Board has determined the effective modification date and the effective acquisition date would be April 1, 2022.

On date April 1, 2022, the Company is stated to have obtained control of the business affairs of Sri Sai, by controlling the Board and the management activities of Sri Sai, with the non-binding purpose and object to acquire Sri Sai at a subsequent date. On 27 March 2023, through multiple agreements between the Company, the erstwhile partner and the sellers of Sri Sai, the Company acquired 51% equity shares of Sri Sai.

The Company obtained control of the business affairs of Sri Sai on April 1, 2022. Hence, the effective date of acquisition shall be determined to be April 1, 2022. The erstwhile partner has mandated the modification of the terms should be on April 1, 2022. Hence, the effective date of modification shall be determined to be April 1, 2022

The adoption of new accounting policy does not constitute a change in accounting policy but an application of the accounting policy to changing facts, circumstances and conditions that differ in substance from those previously occurring. The summarized financial statements as of March 31, 2023 and April 1, 2022, applying the new accounting policy to the contract modification prospectively.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 19 — MODIFICATION OF EARLIER ARRANGEMENT AND ACQUISITION OF SRI SAI (cont.)

Extract from Financial Statements	As at April 1, 2022 (Pre-adjustment)	Adjustments	As at April 1, 2022 (Post-adjustment)	As at March 31, 2023
Assets items
Non-current assets
Intangible (Customer Acquisition, net of amortisation)	35,186,496	(35,186,496)	—	—
Deferred tax assets*	537,915	(537,915)	—	—
Current assets
Other receivables	50,939,090	(50,939,090)	—	—
Total of assets	86,663,501	(86,663,501)	—	—
Liabilities Items
Non-current liabilities
Customer Acquisition List Payable, net of current portion	(29,146,665)		—	—
Less: Part Payment made towards Customer Acquisition during the year ended March 31, 2023	(395,209)		—	—
Net of payments during the year ended March 31, 2023	(28,751,456)	28,751,456	—	—
Deferred tax liability*	(2,297,717)	2,297,717

Current liabilities
Other financial liabilities
Interest on tax payable	(845,792)	845,792
Other current liabilities:
CSR expenses payable	(206,619)		—	—
Statutory liabilities*	(7,790,691)	7,997,310	—	—
Customer acquisition payable	(29,146,665)	29,146,665
Current tax liability	(3,305,308)	3,305,308
Total of liabilities	(72,344,247)	72,344,247	—	—
Net balances adjusted		(14,319,254)	—	—
Retained earnings (refer to Consolidated Statement of Changes in Equity)	12,148,403	(14,319,254)	(2,170,851)	4,518,954

*	These balances were as per standalone financial statements of Lytus India

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 20 — ACQUISITION OF SRI SAI CABLE AND BROADBAND PRIVATE LIMIETED

The Group has acquired 51% of Sri Sai (Refer Note 19 and Note 20), as part of the earlier arrangement and has correspondingly modified its earlier arrangement with the erstwhile partner, in terms of the residuary transaction. Based on the consultation with the accounting expert and the legal counsel, the Board has concluded that the effective date for acquisition of Sri Sai and the modification effects of the earlier arrangement would take place on April 1, 2022.

On March 7, 2023, the Board of Sri Sai approved the Deed of Assignment and executed the Share Purchase Agreement dated March 27, 2023 for the acquisition of 51% equity share of Sri Sai for a consideration of $10 million. Due to regulatory requirements, the Group has directly acquired 49% and has, in a fiduciary capacity, reserved 2% equity shares of Sri Sai with Mr. Nimish Pandya, an Indian resident from regulatory perspective and brother of Dharmesh Pandya. The control that the company has obtained and gained remains unaffected.

The Group assumed control in Sri Sai from 1 April 2022 (Refer Note 19). The purchase costs paid under the terms of the executed agreements.

Calculation of Goodwill upon Acquisition	(USD)
Consideration transferred	$2,500,000
Add: Non-controlling interest – 49%	1,768,961
Less: Sri Sai Net Assets	3,610,124
Goodwill	$658,837

With this acquisition, the Group expects to increase its market share in India in Media and Internet Services market. Details of the business combination are as follows:

		(In Us $)
Amount settled in cash		$2,500,000
Proportionate value of Non-controlling interest in Sri Sai		1,768,961
Total		4,268,961

Recognized amounts of identifiable net assets:
Property and equipment	7,428,382
Intangible assets	339,493
Deposits	837,605
Non-current loans and advances	344,818
Trade and other receivables	2,260,797
Cash and cash equivalents	432,138
Deferred tax assets	1,283,882
Other current assets	(295,216)
Borrowings	(11,788)
Other liabilities	(65,115)
Trade and other payables	(8,944,872)
Net identifiable assets and liabilities		3,610,124
Goodwill		$658,837

Non-controlling interest in Sri Sai

The non-controlling interest in Sri Sai is measured at the proportionate value of net assets at the acquisition date.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 20 — ACQUISITION OF SRI SAI CABLE AND BROADBAND PRIVATE LIMIETED (cont.)

Goodwill

Goodwill recognized on the acquisition relates to the expected growth, cost synergies and the value of Sri Sai’s workforce which cannot be separately recognized as an intangible asset. This goodwill has been allocated to the Group’s wholesale segment and is not expected to be deductible for tax purposes.

Changes in Goodwill (Gross Carrying Amount)	(USD)
Balance at 31 March 2022	$—
Acquired through business combination	658,837
Net exchange differences	78,898
Balance at 30 September 2022	$737,735

Changes in Goodwill (Gross Carrying Amount)	(USD)
Balance at 31 March 2022	$—
Acquired through business combination	658,837
Net exchange differences	73,945
Balance at 31 March 2023	$732,782
Acquired through business combination	—
Net exchange differences	(8,828)
Balance at 30 September 2023	$723,954

Sri Sai has contributed to the Group’s revenues by $96,60,631 and profit by $204,123 for the six months ended September 30, 2023. For the period ended September 30, 2022, it contributed to the Group’s revenue by $97,71,495 and profit by $6,14,027.

The Company has also agreed to infuse capital investment of $7.5 million, by subscribing to Compulsorily Convertible Debentures issued by Sri Sai. The amount would be utilized for expansion of the Sri Sai business and for development of IPTV business.

NOTE 21 — DECONSOLIDATION

(a) LYTUS INC.

The Company has decided to acquire from January 1, 2023 a wholly owned subsidiary in United States, Lytus Technologies Inc. that supports its United States operations. Presently, absent United States operations, the Company has agreed to not to acquire shares of Lytus Technologies Inc., however, it would continue to consolidate balances to the extent it relates to the transactions for or on behalf of the Company.

Loss attributable to the Company on deconsolidation of a Subsidiary:	For the year ended September 30, 2023 ($)
Fair Value Consideration receivable/received	-
Less ; Lytus BVI (Groups) share of net assets at disposal
Lytus Inc. share capital at disposal	1,000
Add : Retained earnings at disposal date	-
Total of Net assets at disposal	1,000
Group Share - 100%	1,000
Less Goodwill at acquisition date	-
Total Loss on deconsolidation date	(1,000)

(b) GHSI

The consolidated financial statements have been prepared based on the books and records maintained by the Group. However, due to non-alignment of the management with respect to the business plan and strategy, due to non-transfer of shares of GHSI (the “Deconsolidated Subsidiary”), the directors of the Company had been unable to obtain control of the business affairs of the Deconsolidated Subsidiary and resolved that the Group no longer had the controlling power to govern the financial and operating policies of the Deconsolidated Subsidiary so as to benefit from their activities, and accordingly the control over the Deconsolidated Subsidiary was deemed to have lost since March 1, 2023.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 21 — DECONSOLIDATION OF SUBSIDIARY (cont.)

Loss attributable to the Company on deconsolidation of a Subsidiary:

Calculation of resulting gain or loss in profit or loss attributable to parent in a consolidated accountsof Lytus BVI

Loss attributable to the Company on deconsolidation of a Subsidiary:	For the year ended March 31, 2023 ($)
Fair Value Consideration receivable/received	—
Less; Lytus BVI (Groups) share of net assets at disposal
GHSI share capital at disposal	162,000.00
Add: Retained earnings at disposal date	3,701.00
Total of Net assets at disposal	165,701.00
Group Share – 75%	124,276.00
Less Goodwill at acquisition date	68,500.00
Total Loss on deconsolidation date	(192,776.00)

Due to above reasons, the Board has been unable to access control of the business affairs of the Deconsolidated Subsidiary even though the Board has taken all reasonable steps and has used its best endeavors to resolve the matter. The Board is of the view that the Group does not have the records to prepare accurate and complete financial statements for Deconsolidated Subsidiary for the financial year ended March 31, 2023.

Given these circumstances, the Directors have not consolidated the financial statements of the Deconsolidated Subsidiary in the consolidated financial statements of the Company for the year ended March 31, 2023. As such, the results of the Deconsolidated Subsidiary for the year ended March 31, 2023, and the assets and liabilities of the Deconsolidated Subsidiary as of March 31, 2023, have not been included into the consolidated financial statements of the Group. Considering above the liability of $730,000 payable to the GHSI is no longer required to be settled. Therefore, the Company has reversed this commitment in the consolidated statements of profit & loss account.

NOTE 22 — SERIES A PREFERRED COVERTIBLE SECURITY

On August 31, 2023, the Company entered into a Securities Purchase Agreement (the “September 2023 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $454,130.00 in principal amount of the Company’s Series A Convertible Preferred Shares, par value $0.01 (the “Preferred Shares”), warrants to purchase the Company’s Preferred Shares (the “Preferred Warrants”) and warrants the (September 2023 Common Warrants”) to purchase the Company’s common shares, par value $0.01 (the “Common Shares). The Preferred Shares are convertible into Common Shares, at an initial conversion price per share of $0.40, subject to adjustment under certain circumstances described in the certificate of designations for the Preferred Shares. The holder of Preferred Shares has the option, at any time and for any amount of such Preferred Shares, to convert Preferred Shares at an alternative conversion price that is the lower of the conversion price in effect, or at a 85% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.0787 (such price, the “Preferred Alternate Conversion Price”). In light of the fact that the Preferred Alternate Conversion Price can be 85% of the then-market price of our VWAP, the Preferred Shares are considered “Future Priced Securities” under Nasdaq rules that relate to the continued listing qualification of companies. The September 2023 Common Warrants are exercisable for five years to purchase an aggregate of up to 3,182,250 Common Shares at an initial exercise price of $0.44, subject to adjustment under certain circumstances described in the September 2023 Common Warrants. The Preferred Warrants are exercisable for two years to purchase an aggregate of up to 8,235 Preferred Shares at an initial exercise price of $850.00, subject to adjustment under certain circumstances described in the Preferred Warrants. The Preferred Shares and September 2023 Common Warrants sold were not registered under the Securities Act or the securities laws of any state, and were offered and sold in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 22 — SERIES A PREFERRED COVERTIBLE SECURITY (cont.)

On November 9, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a certain accredited investor as purchaser (the “Investor”). Pursuant to the Securities Purchase Agreement, we sold, and the Investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes (the “Convertible Notes”) and warrants (the “Warrants”). The Company has reserved 20,911,474 for issuance of no less than the sum of 1) maximum number of common shares issuable upon conversion of all the notes then outstanding (number of 19,157,088 common shares, referred to “Common Share Conversion”), and 2) the maximum number of warrants shares issuable upon exercise of all the warrants then outstanding (number of 1,754,386 common shares, referred to as “Warrant Conversion”).

As of April 10, 2024, all the warrants and the preferred stock (stated above) have been converted to common stock and the liability has been repaid in full.

NOTE 23 – ISSUE OF SHARES

On August 21, 2023, the Company has additionally issued restricted stock to the following persons:

Name	Nos. of Common Stock
Skyline Corporate Communications Group	10,527
Acorn Management Partners LLC	131,578
Rajeev Kheror, an independent director	150,000
Robert Damante, an independent director	150,000

NOTE 24 — SUBSEQUENT EVENTS

Management has evaluated subsequent events to determine if events or transactions occurring through, except for the disclosures related to subsequent events described below, as to which the date is April 10, 2024, the dates the financial statements were available for issuance, require potential adjustment to or disclosure in the financial statement and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

On February 5, 2024, the Company has announced a reverse stock split of its issued and outstanding ordinary shares, par value $0.01 per share at a ratio of 1-for-60 so that every 60 shares issued is combined to 1 share. As a result of the Reverse Split, the Company’s issued and outstanding ordinary shares was reduced from 93,679,260 shares to 1,561,309 shares.

On November 24, 2023, the Company has additionally issued stock registered on Form S-8 to the following persons:

Name	Nos. of Common Stock
Dharmesh Pandya, Global CEO and Lytus Trust (creating a bank of shares for potential partners, key employees, etc.)	40,000,000